# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CELLEBRITE DI LTD., CIK 0001854587
CUSIP: M2197Q107
Title of class of securities: Ordinary Shares, with par value of NIS 0.00001 per share
Address of issuer's principal executive offices: Maya Bareket, IGP SaferWorld, L.P., Arik Einstein 3, Building B, 9th floor, Herzliya, Israel (L3), 4659071
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001912558

## Reporting persons
- IGP Saferworld, Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- IGP Investments (G.P.L.P), Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- IGP Investments (G.P.), Ltd.: type of reporting person: partnership (PN); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Haim Shani: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 1,036; shared voting power 0; sole dispositive power 1,036; shared dispositive power 0; aggregate amount beneficially owned 1,036 (0% of the class)
- Moshe Lichtman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: CELLEBRITE DI LTD.
Address of issuer's principal executive offices: The Issuer's principal executive offices are located at 94 Shlomo Shmelzer Road, Petah Tikva 4970602, P.O.B 3925 Israel.

## Item 2. Person Filing
Name of person filing:
The following entities and individuals, as listed below, who are filing this Amendment No. 3 (this "Amendment No. 3") to the Statement of Beneficial Ownership on Schedule 13G filed on February 24, 2022 (the "Statement"), as amended by Amendment No. 1 thereto, filed on February 8, 2024 ("Amendment No. 1"), and Amendment No. 2 thereto, filed on March 12, 2014 ("Amendment No. 2"), are referred to herein collectively as the "Reporting Persons":

(i) IGP Saferworld, Limited Partnership ("IGP Saferworld")
(ii) IGP Investments (G.P.L.P), Limited Partnership (the "GP")
(iii) IGP Investments (G.P.), Ltd.
(iv) Haim Shani
(v) Moshe Lichtman

The GP serves as the general partner of IGP Saferworld, and IGP Investments (G.P.), Ltd., in turn, serves as the general partner of the GP. Mr. Haim Shani and Mr. Moshe Lichtman serve as the managing directors of IGP Investments (G.P.), Ltd. and therefore possessed ultimate voting and investment authority with respect to any ordinary shares of the Issuer held by IGP Saferworld and by the GP. Mr. Shani furthermore separately possesses sole voting and investment authority with respect to 1,036 ordinary shares held by him individually.

This Amendment No. 3 is being filed to report that over the course of the year ended December 31, 2024, each of IGP Saferworld and the GP disposed of all ordinary shares of the Issuer held by it, such that those Reporting Persons no longer beneficially own any ordinary shares of the Issuer as of December 31, 2024. Mr. Shani continues to possess sole voting and investment authority with respect to the 1,036 ordinary shares held by him individually as of December 31, 2024.
Address of principal business office or, if none, residence: The principal business office of the Reporting Persons is 3 Arik Einstein St., Building B, 9th floor, Herzliya, 4659071, Israel.
Citizenship:
The citizenship or state of organization, as applicable, of each Reporting Person is as follows:

(i) IGP Saferworld- Israel
(ii) GP- Israel
(iii) IGP Investments (G.P.), Ltd.- Israel
(iv) Haim Shani- Israel
(v) Moshe Lichtman- Israel and United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
I. IGP Saferworld
0 ordinary shares

II. IGP Investments (G.P.L.P), Limited Partnership
0 ordinary shares

III. IGP Investments (G.P.), Ltd.
0 ordinary shares

IV.Haim Shani
1,036 ordinary shares

V.Moshe Lichtman
0 ordinary shares
Percent of class:
I. IGP Saferworld
0.0%

II. IGP Investments (G.P.L.P), Limited Partnership
0.0%

III. IGP Investments (G.P.), Ltd.
0.0%

IV.Haim Shani
0.0%

V.Moshe Lichtman
0.0%
Sole power to vote or to direct the vote:
I. IGP Saferworld
0

II. IGP Investments (G.P.L.P), Limited Partnership
0

III. IGP Investments (G.P.), Ltd.
0

IV.Haim Shani
1,036

V.Moshe Lichtman
0
Shared power to vote or to direct the vote:
I. IGP Saferworld
0

II. IGP Investments (G.P.L.P), Limited Partnership
0

III. IGP Investments (G.P.), Ltd.
0

IV.Haim Shani
0

V.Moshe Lichtman
0
Sole power to dispose or to direct the disposition:
I. IGP Saferworld
0

II. IGP Investments (G.P.L.P), Limited Partnership
0

III. IGP Investments (G.P.), Ltd.
0

IV.Haim Shani
1,036

V.Moshe Lichtman
0
Shared power to dispose or to direct the disposition:
I. IGP Saferworld
0

II. IGP Investments (G.P.L.P), Limited Partnership
0

III. IGP Investments (G.P.), Ltd.
0

IV.Haim Shani
0

V.Moshe Lichtman
0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1 - Joint Filing Agreement pursuant to Rule 13d-1(k)(1)- incorporated by reference to Exhibit 1 to the Statement

## Signatures
- IGP Saferworld, Limited Partnership: /s/ Haim Shani, Haim Shani, Managing Director (02/11/2025)
- IGP Saferworld, Limited Partnership: /s/ Moshe Lichtman, Moshe Lichtman, Managing Director (02/11/2025)
- IGP Investments (G.P.L.P), Limited Partnership: /s/ Haim Shani, Haim Shani, Managing Director (02/11/2025)
- IGP Investments (G.P.L.P), Limited Partnership: /s/ Moshe Lichtman, Moshe Lichtman, Managing Director (02/11/2025)
- IGP Investments (G.P.), Ltd.: /s/ Haim Shani, Haim Shani, Managing Director (02/11/2025)
- IGP Investments (G.P.), Ltd.: /s/ Moshe Lichtman, Moshe Lichtman, Managing Director (02/11/2025)
- Haim Shani: /s/ Haim Shani, Haim Shani, Managing Director (02/11/2025)
- Moshe Lichtman: /s/ Moshe Lichtman, Moshe Lichtman, Managing Director (02/11/2025)